[GOLDMAN SACHS LETTERHEAD]
November 9, 2005
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Clear Channel Outdoor Holdings, Inc.
Filed on Form S-1
Registration No. 333-127375
Ladies and Gentlemen:
In connection with the above-captioned Registration Statement, we wish to advise that between October 28, 2005 and the date hereof 37,867 copies of the Preliminary Prospectus dated October 28, 2005 were distributed as follows: 35,471 to 17 prospective underwriters; 2,078 to 2,078 institutional investors; 300 to 2 prospective dealers; 0 to 0 individuals; 9 to 3 rating agencies and 9 to 6 others.
We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.
We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 pm on November 10, 2005 or as soon thereafter as practicable.

Very truly yours,

GOLDMAN, SACHS & CO.

As Representative of the
Prospective Underwriters

By:	/s/ GOLDMAN, SACHS & CO

(Goldman, Sachs & Co.)